PIEDMONT MINING COMPANY, INC.

18124 Wedge Parkway, Suite 214

Reno, Nevada 89511

212-734-9848

September 14, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIEDMONT MINING COMPANY, INC.

Registration Statement on Form SB-2

File No. 333-135376

Dear Commissioners:

PIEDMONT MINING COMPANY, INC. (the “Company”) hereby requests that the above-captioned Registration Statement on Form SB-2 be ordered effective at 12:00 p.m. EST on Monday, September 18, 2006, or as soon as practicable thereafter.

In connection with the written request of the Company that the above-captioned Registration Statement on Form SB-2 be ordered effective at 12:00 p.m. EST on Monday, September 18, 2006, or as soon as practicable thereafter, the Company hereby acknowledges that should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

PIEDMONT MINING COMPANY, INC.

/s/ Robert M. Shields, Jr.

Robert M. Shields, Jr.

Chief Executive Officer

cc:	Scott Bartel, Bullivant Houser Bailey PC
Amy Hanks, Bullivant Houser Bailey PC

4226918-1